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                       -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                 GLOBALINK, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   37936V 102
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                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
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           Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                 April 23, 1998
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                                         SEC 1746 (10-97)

                                  SCHEDULE 13D


CUSIP No.  37936V 102                                       Page 2 of 5 Pages
---------------------------                            ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   David S. Nagelberg
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   PF, OO - See Item 3
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                     |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                            7        SOLE VOTING POWER

                                              656,214 Shares
         NUMBER OF       ------------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH          ------------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                               656,214 Shares
                         ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   656,214 Shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%
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14        TYPE OF REPORTING PERSON*

                   IN
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


CUSIP No.  37936V 102                                     Page 3 of 5 Pages
-------------------------                             ------------------------


Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Globalink, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 9302 Lee Highway, 12th Floor, Fairfax, Virginia 22031.

     The percentage of beneficial ownership reflected in this Statement is based upon 9,173,749 shares of Common Stock outstanding on May 4, 1998, which number has been obtained directly from the Issuer.

Item 2.   Identity and Background

     (a) Name: This statement is filed on behalf of David S. Nagelberg ("Nagelberg").

     (b) Business Address: Nagelberg has a business address of c/o M.H. Meyerson & Co., Inc., Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (c) Principal Business: Nagelberg is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (d) Convictions: During the last five years, Nagelberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Regulatory Proceedings: During the last five years, Nagelberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Nagelberg is a citizen of the United States.

Item 3.   Source and Amounts of Funds or Other Consideration

     Unchanged.


Item 4.   Purpose of Transactions

     Unchanged.

CUSIP No.  37936V 102                                     Page 4 of 5 Pages
-------------------------                             ------------------------


Item 5.   Interest in Securities of the Issuer

     (a) Nagelberg directly owns and holds in his individual account 104,850 shares of Common Stock, and 200,000 units ("Units") purchased from the Issuer in a private offering ("Private Offering"), each Unit consisting of one share of Common Stock and one Warrant ("Warrant"). Each Warrant entitles its holder to purchase one share of Common Stock until October 19, 2002, at an exercise price of $1.75. Nagelberg is deemed to beneficially own the 200,000 shares of Common Stock underlying the Warrants because the Warrants are currently exercisable. Nagelberg also directly owns and holds in his individual account 18,182 Unit Purchase Options ("UPOs"), which are exercisable at $1.51 per Unit until October 19, 2002. Nagelberg is deemed to beneficially own the 18,182 shares of Common Stock underlying the Units and the 18,182 shares of Common Stock underlying the Warrants included in the Units since the UPOs and Warrants included in the UPOs are both immediately exercisable. Additionally, Nagelberg serves as custodian for four custodial accounts ("Custodial Accounts") opened by Nagelberg for the benefit of his children. Nagelberg may be deemed to beneficially own the aggregate of 115,000 shares of Common Stock held in the Custodial Accounts. Accordingly, Nagelberg may be deemed to beneficially own 656,214 shares of Issuer's Common Stock, or approximately 7.0% of the outstanding shares of Common Stock.

     (b) Nagelberg has sole voting and dispositive power over all of the 656,214 shares of Issuer's Common Stock beneficially owned by him.

     (c) Nagelberg effected the following dispositions of Common Stock held in his Individual Retirement Account during the past 60 days:


Date                         # Shares Sold          Sales Price ($)
--------                     -------------          ---------------
3/2/98                           27,600                  2.388
3/3/98                            7,400                  2.441


     Nagelberg effected the following dispositions of Common Stock held in his individual account during the past 60 days:


Date                         # Shares Sold          Sales Price ($)
--------                     --------------         ---------------
3/3/98                           12,050                   2.441
3/23/98                          85,300                   2.244
3/26/98                          25,000                   2.225
3/30/98                          10,000                   2.250
4/2/98                           12,650                   2.250
4/23/98                          20,150                   3.397

CUSIP No.  37936V 102                                     Page 5 of 5 Pages
-------------------------                             ------------------------



     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     Unchanged.

Item 7. Material to be Filed as Exhibits

     Unchanged.



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May ____, 1998


                                /s/ David S. Nagelberg
                              --------------------------------
                               David S. Nagelberg